EXHIBIT 99.1

Foremost Clean Energy Advances Murphy Lake South Uranium Project with Ambient Noise Tomography Survey Ahead of Drilling

VANCOUVER, British Columbia, July 21, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce that it has engaged Caur Technologies Inc. (“Caur”), to conduct an ambient noise tomography (“ANT”) survey on the Company’s Murphy Lake South Uranium Property (“Murphy”) located in the world-renowned Athabasca Basin region of northern Saskatchewan. The ANT survey is designed to refine targets along a notable trend of stacked graphitic conductors associated with known unconformity offsets south of MP-15-03 (0.25% U₃O₈ over 6.0 m). Many of the individual conductors within this stacked system remain underexplored. It also aims to generate new targets along east-west and northeast trending structural corridors defined by magnetics and EM, which are largely untested by historical drilling (see figure 1).

Jason Barnard, President and CEO of Foremost, commented: “Nuclear energy is experiencing unprecedented growth, highlighted by Westinghouse's plans to build 10 new reactors in the U.S. and more than $90B in private energy and AI investments announced in Pennsylvania. These developments underscore the accelerating demand for reliable, clean nuclear power. As North America rebuilds its uranium supply chain, Foremost is advancing high-potential projects in Saskatchewan’s Athabasca Basin, home to the world’s richest uranium deposits.

Deploying ANT at Murphy represents another step in our systematic approach to exploration. This technology has the potential to detect structural offsets, fault zones, and hydrothermal alteration within sandstone—features directly linked to unconformity-style uranium mineralization. Recent ANT surveys across the basin have successfully mapped alteration halos extending 1–2 km, with velocity anomalies correlating to known mineralization at deposits like IsoEnergy’s Hurricane. With drilling commencing post-survey, ANT sharpens our targeting and adds confidence as we test Murphy’s most prospective zones.

Our unique collaboration with Denison Mines Corp. (“Denison”, NYSE American: DNN) positions us to benefit from their industry-leading expertise, as they advance Canada’s first ISR uranium mine toward production, which could ultimately enhance our ability to accelerate developmental timelines.

The recent launch of mining at McClean North by Denison and Orano Canada (July 17, 2025), using the innovative SABRE mining method underscores the significant production potential of the region and demonstrates how access to cutting-edge technology can unlock the value of high-grade uranium deposits. Building on Denison’s historical exploration work, Foremost is systematically advancing multiple discovery-ready assets towards resource definition and discovery – strategically positioning our company to be able deliver responsibly sourced uranium into a supply-constrained market, where analyst project that the U.S. could face up to an annual deficit of 67 million pounds U3O8 by 2035.”

Previous drilling at Murphy has confirmed the presence of significant structural complexity, including approximately 60 to 90 metres of unconformity offset—an important control on fluid flow and mineral deposition in this style of system. The ANT survey, scheduled to commence this week, is expected to produce a three-dimensional seismic velocity model of the subsurface by measuring natural background vibrations The seismic velocities vary with rock type, structure, and alteration intensity—offering a powerful means of imaging geologic features relevant to unconformity-related uranium deposits.

The 17,676 acre/7,153-hectare Murphy Lake South Project is situated just northwest of the McClean Lake mill and lies adjacent to the LaRocque Lake Conductive Corridor, host to IsoEnergy’s Hurricane Deposit, known to host the highest-grade uranium deposit in the world. Historical drilling on the property by Denison intersected anomalous uranium mineralization and key alteration signatures, such as:

  0.25% U₃O₈ over 6 meters (drill hole MP-15-03)1
  0.13% U₃O₈ over 12.5 meters just above the unconformity (drill hole MP-16-112)
  0.03% U₃O₈ over 22.5 meters from 255 to 277.5 meters (MP-16-173)

These results, together with confirmed structural complexity make Murphy a compelling target for a major uranium discovery.

The Phase 1 diamond drilling program is now expected to commence upon the completion of the ANT survey in August, testing targets within 200–350 meters of surface. A Phase 2 2026 winter program is planned to expand on successful results and test additional conductive trends best accessed via lakes

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2025 ANT Survey Grid
Magnetic TILT Derivative Background
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Figure 1. Murphy Lake South Property – 2025 ANT Grid Location Magnetic TILT Derivative Background

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

1 Saskatchewan Mineral Assessment File MAW01724
2 Saskatchewan Mineral Assessment File MAW02234
3 Saskatchewan Mineral Assessment File MAW02243

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